Exhibit 99.1

Joint Filer Information

Name of Joint Filer:	1P Management LLC

Address of Joint Filer:	c/o Logistics Innovation Technologies Corp. 3348 Peachtree Road, Suite 700 Atlanta, GA 30326

Relationship of Joint Filer to Issuer:	10% Owner, Director (Director by Deputization). Mr. Applbaum serves as a member of the board of directors of the Issuer. 1P Management LLC may be deemed a director by deputization as a result of the service of Mr. Applbaum.

Issuer Name and Ticker of Trading Symbol:	Logistics Innovation Technologies Corp. [LITT]

Date of Event Requiring Statement: (Month/Day/Year):	06/10/2021

Name of Joint Filer:	Isaac Applbaum

Address of Joint Filer:	c/o Logistics Innovation Technologies Corp. 3348 Peachtree Road, Suite 700 Atlanta, GA 30326

Relationship of Joint Filer to Issuer:	10% Owner, Director, Officer (Chief Financial Officer)

Issuer Name and Ticker of Trading Symbol:	Logistics Innovation Technologies Corp. [LITT]

Date of Event Requiring Statement: (Month/Day/Year):	06/10/2021